



GeoResources, Inc.
2002 ANNUAL REPORT



GeoResources, Inc. is a natural resources company engaged in three principal business segments – oil and gas exploration, development and production; oil and gas drilling; and leonardite mining and the manufacture of leonardite-based products. GeoResources, Inc. is traded on the Nasdaq SmallCap Market under the symbol "GEOI."

GeoResources has a substantial oil and gas exploration and production operation in the Williston Basin. This business segment historically constitutes more than 70 percent of GeoResources' revenue and earnings. In 2002, the Company produced an average of 390 net equivalent barrels of oil per day from 139 productive wells located within 50 fields in North Dakota and Montana. At December 31, 2002, GeoResources owned proved reserves of 2.6 million barrels of oil equivalent with an SEC value of $20 million. Ninety-seven percent of those reserves are crude oil.

Due to the shortage of working drilling rigs in some portions of the Williston Basin, in late 2001 GeoResources elected to form a subsidiary company, Western Star Drilling Company, and acquire a drilling rig for its own use and for contract drilling operations. In September 2001, GeoResources purchased a drilling rig capable of drilling to 8,000 feet. After retrofitting was completed, the rig was deployed in the north central region of North Dakota.

In addition to its oil and gas activities, the Company operates a leonardite mine and processing plant at Williston, North Dakota. At the Williston facility a distinctive type of oxidized lignite coal called leonardite is mined from leased reserves and processed into several different specialty products. Those products include drilling mud additives for use in the oil and natural gas drilling industry and applications in metal working factories and in agriculture.

THE YEAR AT A GLANCE

(financial highlights in $000s except per share data)	2002	2001	2000	1999	1998
For the Year					
Oil and Gas Revenues	$ 2,980	$ 3,064	$ 4,436	$ 2,689	$ 1,662
Leonardite Revenues	588	914	676	652	719
Drilling	281	–	–	–	–
Total	$ 3,849	$ 3,978	$ 5,112	$ 3,341	$ 2,381
Net Income (Loss)	$ 91	$ 42	$ 1,415	$ 482	$ (1,605)
Per Share	$ .02	$ .01	$ .36	$ .12	$ (.39)
At Year End					
Working Capital (Deficit)	$ 311	$ (224)	$ 424	$ 639	$ 112
Total Assets	$ 9,048	$ 8,202	$ 7,450	$ 7,329	$ 6,705
Long-Term Debt	$ 1,910	$ 1,035	$ 375	$ 1,610	$ 1,625
Current Maturities	$ 132	$ 125	$ 125	$ 175	$ 316
Stockholders' Equity	$ 5,616	$ 5,536	$ 5,713	$ 4,462	$ 4,052
Production Statistics					
Productive Wells (gross)	139	134	134	134	134
Oil (bbls)	140,468	149,916	165,156	182,356	173,102
Gas (mcf)	10,374	11,496	10,139	8,042	8,491
Leonardite (tons)	6,511	9,779	7,696	7,736	7,772
Proved Reserves At Year End					
Oil (bbls)	2,487,000	2,098,000	2,487,000	2,566,000	1,286,000
Gas (mcf)	421,000	350,000	545,000	257,000	234,000

LETTER TO SHAREHOLDERS APRIL 11, 2003

The average NYMEX oil price of $26.08 per barrel in 2002 was virtually unchanged from 2001, but quarterly prices varied substantially and were in an inverse order compared to the preceding year. The year 2001 began with $30 oil declining to $20 by year-end. Over the course of 2002 oil prices climbed back to the $30 range, ending at a high for the year of $32.72 per barrel.

Prices in both years were adequate to generate positive cash flow and earnings. In spite of a slight decline in oil and gas sales revenue, we achieved net income of $91,000 or $0.02 per share. We accomplished this by efficiently managing our properties and reducing our oil and gas production costs both in total and on a per barrel basis. Overall, operating expenses declined 7% during the year to $11.39 per barrel. Funds for exploration and development drilling during the year were limited; however, we drilled two successful producing wells and one important reservoir evaluation well for a potential future water flood. Our 2003 priorities for our exploration and production business will be continued cost reduction and additional drilling of prospects in our inventory.

Our other business segments contributed modestly to our success during the year. Leonardite sales were substantially below our expectations, primarily because drilling in the Gulf of Mexico, a significant market for leonardite, was down approximately 26%. Many analysts theorize that the aftermath of September 11, 2001 and the upheaval in the capital markets contributed to sluggish U.S. oil and gas exploration levels. We believe this is a temporary situation, as the demand, particularly for gas, should drive more exploration in the Gulf.

We were pleased with our drilling subsidiary operations, which realized a small operating profit in the first year. We believe there is opportunity for expansion of Western Star Drilling Company with improvements and additions to the rig. In 2003 we hope to equip the rig for horizontal re-entry work through casing, which will allow us to provide service to a larger segment of today's drilling market. When we complete the upgrades, the first project would likely be drilling a horizontal lateral in an existing well located in our Williston Basin East Flank area.

As we look forward to 2003, we expect continued volatility in oil prices. However, we believe OPEC is more committed to maintaining a price floor and we may not experience the drastic low levels that we have seen from time to time in the last two decades. We believe the oil price run up in the first quarter of 2003 was not due solely to the war in Iraq, but also to troublesome social and political climates in Venezuela and Nigeria. These issues will continue to create volatility in crude oil markets, but we are optimistic that overall values will be higher. Regardless of the commodity price environment, we will continue to build assets to maximize shareholder value. We thank you for your interest and support.

Sincerely,



J. P. (Jeff) Vickers, President

EXPLORATION & PRODUCTION

During 2002 we drilled and completed two wells in our South Starbuck Madison Unit (SSMU) in Bottineau County, North Dakota. A secondary recovery water flood project initiated in 2000 has doubled production in the unit. We drilled one more well in March 2003, the fifth production well in the unit, and it appears to be productive. This well is expected to be completed by the end of the second quarter. We own a 99% working interest in the unit.

We plan to spend approximately $1 million for development and exploration capital projects during 2003. In addition to the SSMU project, we are presently drilling an exploratory well located about one mile from the SSMU in the Kramer prospect. We are in the process of permitting two wells in the Leonard Field and are continuing assessments for future unitizations. Also, in late 2002 we purchased two Spearfish horizontal wells in Bottineau County and are evaluating possibilities to re-complete those wells with additional lateral extensions.


Average Daily Production
Light Sour Oil
Sweet Oil
Heavy Sour Oil
Gas (BOE)
Net Barrels Oil Equivalent
478
503
457
416
390
1998
1999
2000
2001
2002


Oil and Gas Production
Equivalent Barrels (BOE) in thousands
175
184
165
152
142
1998
1999
2000
2001
2002


Oil and Gas Revenue
$'s in millions
1.7
2.7
4.4
3.1
3.0
1998
1999
2000
2001
2002

	2002		2001	
	Oil (MBBL)	Gas (MMCF)	Oil (MBBL)	Gas (MMCF)
Proved Developed				
Producing	1,548	70	1,316	71
Nonproducing	34	351	14	279
Proved Undeveloped	905	--	767	--
Total Proved Reserves	2,487	421	2,097	350
Total Proved Reserves (MBOE)	2,557		2,155	
Future Cash Flow from Proved Reserves (M$)	$ 34,978		$ 11,715	
Future Cash Flow Discounted at 10% (M$)	$ 19,814		$ 6,687	
Standardized Measure of Discounted Future Net Cash Flows (M$)	$ 14,458		$ 5,480	

Productive Wells*				
	Oil		Gas	
Year	Gross	Net	Gross	Net
2002	113	85.57	26	25.25
2001	108	80.13	26	25.25
2000	108	80.12	26	25.75
1999	110	80.04	24	24.00
1998	110	77.78	24	24.00

	Producing Wells				Service Wells	
	Oil		Gas			
Year	Gross	Net	Gross	Net	Gross	Net
2002	107	79.07	0	0.00	14	11.93
2001	108	80.14	0	0.00	15	12.41
2000	107	80.05	0	0.00	15	12.41
1999	107	78.99	0	0.00	15	12.39
1998	75	53.19	0	0.00	14	11.41

*Producing wells and nonproducing wells deemed capable of production.

Western Star
Drilling Company

Our subsidiary, Western Star Drilling Company, gives us rig access to actively pursue drilling objectives while at the same time providing possible revenue from other operators' projects. It also gives us more control over the timing of projects and makes our drilling operations more self-sufficient.

Our Rig E-25 is a well-built conventional "little double," designed for shallow drilling with a 102-foot, 350,000-pound mast and a 250,000-pound draw-works. The rig features a large, spacious, well-lighted doghouse that houses the drilling instrumentation and tools. Some of the rig's safety features include a flush mounted "racking board" on the drilling floor. Several features of Rig E-25, including a 14-foot substructure, make it suitable for drilling vertical wells to depths of less than 8,000 feet, horizontal wells with similar true vertical depths and for under-balanced horizontal drilling.

During 2002, Rig E-25 was utilized to drill two wells for us and three wells for other operators. A rig is considered utilized when it is operated or being moved, assembled, or dismantled under a contract. The optimum utilization of Rig E-25 would allow for drilling approximately 20 wells per year of the type and depth that are typical in the shallower portions of the Williston Basin. We believe that the rig utilization during 2002 met reasonable expectations for its first year of operations.

OPERATING DATA - RIG E-25

	2002
Operating Days	55
Operating Footage	20,476
Operating Revenue	$ 280,500

Our Rig E-25 is a well-built conventional "little double," designed for shallow drilling with a 102-foot, 350,000-pound mast and a 250,000-pound draw-works.

LEONARDITE

GeoResources, has selectively mined leonardite (often loosely called "lignite") from our own mine for the past 38 years. Our leonardite processing plant offers the petroleum industry the finest drilling fluid dispersants and viscosity control products in the world.

Our high-quality leonardite is marketed worldwide under the trade names LEN-OX, LEN-ALK and numerous private branded products. We also manufacture specially blended lignite that is used in both the oil and agricultural industries.

LEN-OX (Regular Lignite)

- controls filtration
- thins water based mud
- reduces water loss
- stabilizes oil-in-water emulation
- retains dispensing power of high hold temperatures
- maintains surfactant quality in salt water

LEN-ALK (Causticized Lignite)

- emulsifies effectively
- provides stable and contamination-resistant oil-in-water emulsions
- thins fresh and brackish water mud effectively
- gives mud excellent fluid loss properties
- controls filtration
- tolerates high temperatures and soluble contaminants



Leonardite Production
tons in thousands
7.8
7.7
7.7
9.8
6.5
1998
1999
2000
2001
2002
Leonardite Revenue
$'s in thousands
719
652
676
914
588
1998
1999
2000
2001
2002

Our leonardite processing plant offers the petroleum industry the finest drilling fluid dispersants and viscosity control products in the world.

U. S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-KSB

(Mark One)

[X] Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended **December 31, 2002.**

[ ] Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from ____________________ to ____________________.

Commission File Number - 0-8041


GEORESOURCES, INC.

Colorado (State or other jurisdiction of incorporation or organization)	84-0505444 (I.R.S. Employer Identification No.)
1407 West Dakota Parkway, Suite 1-B Williston, North Dakota (Address of Principal executive offices)	58801 (Zip Code)

(Issuer's telephone number including area code)........(701) 572-2020

Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12 (g) of the Act: Common Stock, par value $0.01

Check whether the Issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the Issuer was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of registrant's knowledge in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [X]

Issuer's revenues for its most recent fiscal year. $3,848,785

The aggregate market value of the voting and non-voting common equity computed by reference to the average bid and ask price of such common equity held by nonaffiliates as of March 14, 2003, was approximately $4,835,160.

Shares of $0.01 par value Common Stock outstanding at March 14, 2003: 3,763,227

PART I.

ITEM 1. BUSINESS

General Development of Business

GeoResources, Inc. is a natural resources company engaged in three principal business segments: 1) oil and gas exploration, development and production; 2) oil and gas drilling; and 3) mining of leonardite (oxidized lignite coal) and manufacturing of leonardite based products which are sold primarily as oil and gas drilling mud additives. We were incorporated under Colorado law in 1958 and were originally engaged in uranium mining. We built our first leonardite processing plant in 1964 in Williston, North Dakota, and began participating in oil and gas exploration and production in 1969. In 1982, we completed construction of a larger leonardite processing plant in Williston that is in use today. Financial information about our three operating segments is presented in Note B to the Financial Statements in Item 8 of this report.

Information contained in this Form 10-KSB contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 which can be identified by the use of words such as "may," "will," "expect," "anticipate," "estimate" or "continue," or variations of these words or comparable terminology. In addition, all statements other than statements of historical facts that address activities, events or developments that we expect, believe or anticipate will or may occur in the future, and other such matters, are forward-looking statements.

Our future results may vary materially from those anticipated by management and may be affected by various trends and factors which are beyond our control. Please review some of the more significant risks we face under the heading "Risk Factors" presented at the end of this item.

Oil and Gas Exploration, Development and Production

Our oil and gas exploration and production efforts are concentrated on oil properties in the North Dakota and Montana portions of the Williston Basin. We typically generate prospects for our own exploitation, but when we believe a prospect may have substantial risk or cost, we may attempt to raise all or a portion of the funds necessary for exploration or development through farmouts, joint ventures, or other similar types of cost-sharing arrangements. The amount of interest retained by us in a cost-sharing arrangement varies widely and depends upon many factors, including the exploratory costs and the risks involved.

In addition to originating our own prospects, we occasionally participate in exploratory and development prospects originated by other individuals and companies. We also evaluate interests in various proved properties to acquire for further operation and/or development.

As of December 31, 2002, we had developed oil and gas leases covering approximately 15,500 net acres in Montana and North Dakota, and during 2002 sold an average 390 net equivalent barrels of oil per day from 139 gross (111 net) productive wells located primarily in North Dakota.

We sell our crude oil and natural gas to purchasers with facilities located near our wells.

Oil and Gas Drilling

Due to a shortage of working drilling rigs we believe exists in some portions of the Williston Basin area, we elected to form a subsidiary company to own and operate a rig for our own use and for contract drilling operations. In September 2001, we purchased a drilling rig capable of drilling to 8,000 feet. After retrofitting, the rig was deployed in the north central region of North Dakota. In January 2002, our subsidiary company, Western Star Drilling Company ("WSDC"), was incorporated. We transferred the rig and all related equipment to WSDC in exchange for 100% of WSDC's outstanding stock. WSDC's rig consists of engines, drawworks, a mast, pumps, blowout preventers, a drillstring, and related equipment. From time to time, the rig will be used to drill our prospects; however, WSDC will also contract with other entities to drill their wells. We believe that the ownership of WSDC will accelerate the development of our leasehold acreage while providing an additional revenue stream through contract drilling.

WSDC provides the rig, equipment and personnel on a contract basis. The drilling contracts are obtained through competitive bidding or as a result of negotiations with customers. To date, all of the drilling contracts have been performed on a "daywork" basis, under which a fixed rate is charged per day, with the price determined by the location, depth, and complexity of the well to be drilled, operating conditions and the competitive forces of the market. In most instances, contracts provide for additional payments for mobilization and demobilization of the rig.

Mining and Manufacturing of Leonardite Products

We operate a leonardite mine and processing plant in Williston, North Dakota. Leonardite is mined from leased reserves and processed to make a basic product that can be sold as is, or blended with other substances to make several different powdered specialty products which are used primarily in the oil well drilling mud industry. Leonardite products act as a dispersant or thinner and provide filtration control when used as an additive in drilling muds. Leonardite is also sold by us for use in metal working foundries and in agricultural applications.

In 2002, our leonardite products were sold primarily to drilling mud companies located in coastal areas of the Gulf of Mexico. Demand for our plant's output is governed mainly by the level of oil and gas drilling activities, particularly in the gulf coast area, both onshore and offshore. Drilling activity has remained at relatively low levels for periods of time during the past several years. We have no significant leonardite supply contracts with individual customers.

Status of Products, Services or Industry Segments in Development

We own 84% of the voting stock of Belmont Natural Resource Company, Inc. ("BNRC"), a Washington corporation formed for the purpose of exploiting natural gas opportunities in the Pacific Northwest. BNRC owns oil and gas leases covering 3,273 gross acres (2,804 net) on a gas prospect in the State of Washington. We do not expect to devote any substantial resources on this prospect in 2003.

We also own a nonproducing silver property in Arizona (See Item 2.), as well as a minor amount of geothermal and other mineral rights in Oregon. We do not expect to devote any substantial resources to hard mineral or geothermal exploration or development in 2003.

Sources and Availability of Raw Materials and Leases

Maintaining sufficient leasehold mineral interests for oil and gas exploration and development is a primary continuing need in the oil and gas business. We believe that our current undeveloped acreage is sufficient to meet our presently foreseeable oil and gas leasehold needs. Maintaining sufficient leasehold mineral interests for leonardite mining is also a continuing need for our mining and manufacturing of leonardite products. We believe the leonardite held under our current leases is sufficient to maintain our present output for many years. (See Item 2.)

Major Customers

In 2002, we sold our crude oil to 20 purchasers. Flint Hills Resources and Plains Marketing Canada, L.P. were the major purchasers, accounting for approximately 51% and 38%, respectively, of our oil and gas revenue in 2002 or approximately 39% and 30%, respectively, of our total operating revenue. Management believes there are other crude oil purchasers to whom we would be able to sell our oil if any of our current purchasers discontinued purchasing from us.

In 2002, we sold leonardite products to 32 customers. The largest customer in 2002 for leonardite products made purchases totaling 37% of our mining and manufacturing revenue or approximately 6% of our total operating revenue.

In 2002, WSDC had three customers. The largest customer accounted for approximately 37% of our drilling revenue or approximately 3% of our total operating revenue.

Backlog Orders, Research and Development

We do not have any material long-term or short-term contracts to supply leonardite products. All orders are reasonably expected to be filled within three weeks of receipt. From time to time, we enter into short-term contracts to deliver any quantities of oil or gas; however, no significant backlog exists. Our oil and gas division order contracts and any off-lease-marketing arrangements are typical of those in the industry with 30 to 90 day cancellation notice provisions. They generally do not require long-term delivery of fixed quantities of oil or gas. We have not spent any material time or funds on research and development and do not expect to do so in the foreseeable future.

Competition

Oil and Gas In addition to being highly speculative, the oil and gas business is intensely competitive among the many independent operators and major oil companies in the industry. Many competitors possess financial resources and technical facilities greater than those available to us and they may, therefore, be able to pay more for desirable properties or to find more potentially productive prospects. However, we believe we have the ability to obtain leasehold interests which will be sufficient to meet our oil and gas needs in the foreseeable future.

Leonardite Products Uses and specifications of leonardite-based drilling mud additives are subject to change if better products are found. Our leonardite products compete with leonardite and non-leonardite products used as additives in numerous types of drilling mud. In addition, leonardite deposits are available in other areas within the United States, and competitors may be able to enter the leonardite business with relative ease. At the present time, similar products are marketed by other companies who mine, process and market leonardite products. Competition lies primarily in delivery time, transportation costs, quality of the product, performance of the product when used in drilling mud and access to high-quality leonardite deposits. In addition, higher fuel prices can significantly affect our leonardite operations because our processing is located in a colder climate.

Contract Drilling The contract drilling business is highly competitive. Contract drilling competition involves price, efficiency, rig availability, rig condition, reputation, customer relations and many other factors. Although the contract drilling rig business can be competitive, we believe there is a current shortage of drilling rigs available in some areas of the Williston Basin.

Contract drilling and oil and natural gas activities are subject to a number of risks and hazards. These could cause serious injury or death to persons, suspension of drilling operations, serious damage to equipment or property of others, and damage to producing formations in surrounding areas. Our operations could also cause environmental damage, particularly through oil spills, gas leaks, discharges of toxic gases or extensive uncontrolled fires. In addition, we could become subject to liability for reservoir damages. The occurrence of a significant event, including pollution or environmental damage, could materially affect our operations and financial condition. We believe we are adequately insured or indemnified against normal and foreseeable risks in our operations in accordance with industry standards. However, such insurance or indemnification may not be adequate to protect us against liability from all consequences of well disasters, extensive fire damage or damage to the environment. Likewise, we cannot assure that we will be able to maintain adequate insurance in the future at reasonable rates or that any particular types of coverage will be available.

Environmental Regulations

All of our operations are generally subject to numerous stringent federal, state and local environmental regulations under various acts including the Comprehensive Environmental Response, Compensation and Liability Act; the Federal Water Pollution Control Act; and the Resources Conservation and Recovery Act.

For example, our oil and gas business segment is affected by diverse environmental regulations including those regarding the disposal of produced oilfield brines, other oil-related wastes, and wastes not directly related to oil and gas production. Additional regulations exist regarding the containment and handling of crude oil as well as preventing the release of oil into the environment and a number of others. It is not possible to estimate future environmental compliance costs due in part to the uncertainty of continually changing environmental initiatives. While future environmental cost can be expected to be significant to the entire oil and gas industry, we do not believe our costs would be any more of a relative financial burden than those of our peers and that environmental compliance costs will be recovered in the marketplace.

Our leonardite mining and processing segment is also subject to an abundant number of federal, state and local environmental regulations, particularly those concerned with air contaminant emission levels of our processing plant and mine permit and reclamation regulations pertaining to surface mining at our leonardite mine. We believe that maintenance of acceptable air contaminant emission levels at our processing plant could become more costly in the future if plant production increases substantially above levels experienced over the past several years. Management believes significantly higher plant utilization would increase emission levels and could make it necessary to replace or upgrade air quality control equipment. Environmental compliance costs that might be required to upgrade air quality control equipment can not be reasonably estimated because future regulatory requirements are unknown.

Foreign Operations and Export Sales

We have no production facilities or operations in foreign countries and have no direct export sales. Some of our leonardite products are sold to distributors in the United States who in turn export these products.

Employees

At March 15, 2003, we employed 13 persons on a full-time basis, including our officers. None of our employees are represented by unions. We consider our relationships with our employees to be excellent.

Risk Factors

Our operations are subject to a variety of risks, including the following:

We must successfully acquire or develop additional reserves of oil and gas.

Our future production of oil and gas is highly dependent upon our level of success in acquiring or finding additional reserves. The rate of production from our oil and gas properties generally decreases as reserves are depleted. We compete with a number of exploration and production companies that possess greater financial resources than are available to us. We may not be able to economically compete for oil and gas properties due to a lack of capital and inability to obtain adequate financing which may be required to fund property acquisitions. To the extent financing is obtained, it may not be on terms beneficial to our stockholders.

We face significant competition.

We operate in a highly competitive environment. We compete with major integrated and independent oil and gas companies for the acquisition of desirable oil and gas properties and leases, for the equipment and labor required to develop and operate such properties, and in the marketing of oil and gas to end-users. Many of our competitors have financial and other resources substantially greater than us. In addition, many of our larger competitors may be better able to respond to factors that affect the demand for oil and natural gas production, such as changes in worldwide oil and natural gas prices and levels of production, the cost and availability of alternative fuels and the application of government regulations. We also compete in attracting and retaining technical personnel, including geologists, geophysicists and other specialists.

We also face the same competitive matters discussed above with respect to our leonardite operations.

Our reported reserves of oil and gas represent estimates which may vary materially over time due to many factors.

Generally. Our estimated reserves may be subject to downward revision based upon future production, results of future development, prevailing oil and gas prices, foreign exchange rates, operating and development costs and other factors. There are numerous uncertainties and uncontrollable factors inherent in:

- estimating quantities of oil and gas reserves,
- projecting future rates of production, and
- timing of development expenditures.

In addition, the estimates of future net cash flows from our proved reserves and the present value of such reserves are based upon various assumptions about future production levels, prices and costs that may prove to be incorrect over time. Any significant variance from the assumptions could result in material differences in the actual quantity of our reserves and amount of estimated future net cash flows from our estimated oil and gas reserves.

Proved Reserves; Ceiling Test. A deterioration of oil or gas prices could result in our recording a non-cash charge to earnings at the end of a quarter or year. Our proved reserve estimates are based upon our analysis of our oil and gas properties and are subject to rules set by the SEC. We periodically review the carrying value of our oil and gas properties under the full cost accounting rules of the SEC. Under these rules, capitalized costs of oil and gas properties may not exceed the present value of estimated future net cash flows from proved reserves, discounted at 10%, plus the lower of cost or fair market value of unproved properties as adjusted for related tax effects. At the end of each quarter, the test is applied using unescalated prices in effect at the applicable time and may result in a write-down if the "ceiling" is exceeded, even if prices decline for only a short period of time. We have made write downs of the carrying value of our oil and gas properties on our financial statements in the past due to low prices, and may do so in the future.

Any hedging activities we engage in may prevent us from realizing the benefits in oil or gas price increases.

To the extent that we engage in hedging activities, we may be prevented from realizing the benefits of price increases above the levels of the hedges during certain time periods. From time to time, we have engaged in hedging activities with respect to some of our projected oil and gas production through a variety of financial arrangements designed to protect against price declines, including swaps, collars and futures agreements. We currently are not a party to any hedging contracts but may engage in hedging in the future.

We face significant operating risks which may not be insurable.

Our exploration, drilling, production and transportation of oil and gas can be hazardous. Unforeseen occurrences can happen, including property title uncertainties, unanticipated pressure or irregularities in formations, blowouts, cratering, fires and loss of well control, which can result in damage to or destruction of wells or production facilities, injury to persons, loss of life or damage to property or the environment. Even if our exploration activities discover oil and gas reserves, we may not be able to produce quantities sufficient to justify the cost. We maintain insurance against certain losses or liabilities arising from our operations in accordance with customary industry practices and in amounts that our management believes to be prudent. However, insurance is not available for all operational risks. The occurrence of a significant event that is not fully insured could negatively impact our results of operations and financial condition.

We face extensive government regulation which can negatively impact the success of our operations and financial success.

The oil and gas and mining industries are extensively regulated by federal, state and local authorities. Legislation and regulations affecting the industry are under constant review for amendment or expansion, raising the possibility of changes that may affect, among other things, the pricing or marketing of our oil, gas and leonardite production. Substantial penalties may be assessed for noncompliance with various applicable statutes and regulations, and the overall regulatory burden on the industry increases its cost of doing business and, in turn, decreases its profitability. State and local authorities regulate various aspects of oil and gas drilling and production activities, including the drilling of wells (through permit and bonding requirements), the spacing of wells, the unitization or pooling of oil and gas properties, environmental matters, safety standards, the sharing of markets, production limitations, plugging and abandonment, and restoration.

We are dependent upon the services of our Chief Executive Officer.

We are highly dependent on the services of our Chief Executive Officer, Jeffrey P. Vickers. We do not have an employment agreement with Mr. Vickers, nor do we carry any key man life insurance on Mr. Vickers. The loss of his services would likely negatively impact our operations

ITEM 2. PROPERTIES

Our properties consist of five main categories: Office, oil and gas exploration and production, oil and gas drilling rig, leonardite plant and mine, and a nonproducing silver property. Certain of these properties are mortgaged to our bank. See Notes E and I to the Consolidated Financial Statements for further information.

Office

We own an 18,000 square foot office building, which is located on a one-acre lot in Williston, North Dakota. We use about 9,000 square feet of the building and rent the remainder to unaffiliated businesses.

Oil and Gas Exploration and Production

We own developed oil and gas leases totaling 20,059 gross (15,512 net) acres as of December 31, 2002, plus associated production equipment. We also own a number of undeveloped oil and gas leases. The acreage and other additional information concerning our oil and gas operations are presented in the following tables.

Estimated Net Quantities of Oil and Gas and Standardized Measure of Future Net Cash Flows All of our oil and gas reserves are located in the United States. Unaudited information concerning the estimated net quantities of all of our proved reserves and the standardized measure of future net cash flows from the reserves is presented in Note M to the Consolidated Financial Statements. The estimates are based upon the report of Broschat Engineering and Management Services, an independent petroleum-engineering firm in Williston, North Dakota. We have no long-term supply or similar agreements with foreign governments or authorities, and we do not own an interest in any reserves accounted for by the equity method.

Net Oil and Gas Production, Average Price and Average Production Cost The net quantities of oil and gas produced and sold by us for each of the last three fiscal years, the average sales price per unit sold and the average production cost per unit are presented below.

Oil & Gas

YEAR	NET OIL PROD. (BBLS)	NET GAS PROD. (MCF)	NET OIL & GAS PROD. (BOE)*	AVERAGE OIL SALES PRICE PER BBL	AVERAGE GAS SALES PRICE PER MCF	AVERAGE PROD. COST PER BOE**
2002	140,468	10,374	142,197	$ 21.10	$ 1.51	$11.39
2001	149,916	11,496	151,832	$ 20.25	$ 2.40	$12.23
2000	165,156	10,139	166,846	$ 26.75	$ 1.80	$ 9.94

*Barrels of oil equivalent have been calculated on the basis of six thousand cubic feet (6 MCF) of natural gas equal to one barrel of oil equivalent (1 BOE).
**Average production cost includes lifting costs, remedial workover expenses and production taxes.

Gross and Net Productive Wells As of December 31, 2002, our total gross and net productive wells were as follows:

Productive Wells*

OIL		GAS		TOTAL	
GROSS WELLS	NET WELLS	GROSS WELLS	NET WELLS	GROSS WELLS	NET WELLS
113	85.57	26	25.25	139	110.82

*There are no wells with multiple completions. A gross well is a well in which a working interest is owned. The number of net wells represents the sum of fractional working interests we own in gross wells. Productive wells are producing wells plus shut-in wells we deem capable of production.

Gross and Net Developed and Undeveloped Acres As of December 31, 2002, we had total gross and net developed and undeveloped oil and gas leasehold acres as set forth below. The developed acreage is stated on the basis of spacing units designated by state regulatory authorities.

Leasehold Acreage*

	DEVELOPED		UNDEVELOPED		TOTAL	
	GROSS	NET	GROSS	NET	GROSS	NET
Montana	9,320	7,666	31,693	32,439	41,013	40,105
North Dakota	10,739	7,846	61,098	29,464	71,837	37,310
Washington	0	0	3,273	2,804	3,273	2,804
ALL STATES	20,059	15,512	96,064	64,707	116,123	80,219

*Gross acres are those acres in which a working interest is owned. The number of net acres represents the sum of fractional working interests we own in gross acres.

Exploratory Wells and Development Wells For each of the last three fiscal years ended December 31, the number of net exploratory and development productive and dry wells drilled by us was as set forth below.

YEAR	NET EXPLORATORY WELLS DRILLED		NET DEVELOPMENT WELLS DRILLED		TOTAL NET PRODUCTIVE OR DRY WELLS DRILLED
	PRODUCTIVE	DRY	PRODUCTIVE	DRY	
2002	0.00	0.00	2.99	0.00	2.99
2001	0.00	0.00	0.00	0.00	0.00
2000	0.00	0.00	0.83	0.00	0.83

Present Activities At the beginning of March 2003, we announced plans to drill two gross (2 net) wells in the Kramer, ND area. The first well was spudded on March 17, 2003. This well is a development well in our South Starbuck Madison Unit. The second well, is an exploratory well located about a mile from the SSMU well in the Kramer prospect.

Supply Contracts or Agreements We are not obligated to provide a fixed or determinable quantity of oil and gas in the future under any existing contract or agreement, beyond the short-term contracts customary in division orders and off lease marketing arrangements within the industry.

Reserve Estimates Filed with Agencies Information concerning the Company's estimated proved oil and gas reserves and discounted future net cash flows applicable thereto for fiscal 2002, 2001 and 2000 is included as unaudited information in Note M to the Consolidated Financial Statements. In 1999, information concerning portions of the Company's estimated proved oil and gas reserves was provided to the U.S. Department of Energy for fiscal 1998.

Oil and Gas Drilling Rig During 2001 we purchased and retro-fitted a drilling rig and dedicated it to a subsidiary company so it would be available to drill wells for us and other operators. WSDC's Rig designated E25 is capable of depths to 8,000 feet. Two of its primary components are a Drilling Structures Inc. mast rated at a 350,000 pound hook load and an Emsco Model GB-250 drawworks. It is our expectation that this rig will only be utilized to drill wells located in the United States portion of the Williston Basin.

During 2002, the rig was utilized to drill two wells for us and three wells for other operators. A rig is considered to be utilized when it is operated or being moved, assembled, or dismantled under contract. The optimum utilization of the WSDC rig is the drilling of approximately 20 wells per year of the type and depth that are typical in the shallower portions of the Williston Basin. We believe that the rig utilization during 2002 met reasonable expectations for its first year of operation.

Leonardite Plant and Mine

The site of our leonardite plant covers about nine acres located one mile east of Williston in Williams County, North Dakota. We own this site and an additional 20 acres of undeveloped property. The plant has approximately 11,500 square feet of floor area consisting of warehousing and processing space. Within the plant is equipment able to process and ship approximately 3,000 tons of leonardite products per month. Finished product leonardite sales for the past three years are shown below.

YEAR	FINISHED PRODUCTS (TONS)	AVERAGE SALES PRICE PER TON
2002	6,511	$ 90.31
2001	9,779	$ 93.42
2000	7,696	$ 87.83

Our leonardite mining properties consist of a developed lease from private parties and one undeveloped lease from the United States Department of the Interior, Bureau of Land Management. The leased land is located about one mile from our plant site in Williams County, North Dakota. The private-party (fee) lease totals approximately 160 acres and requires a royalty payment per ton scaled to the Producer Price Index, which was approximately $0.75 for the past three years. The federal lease from the Bureau of Land Management (BLM) covers 320 undeveloped acres and requires a minimum royalty of $3.00 per acre or production royalty of 12.5% of value extracted. In 1994, we formed a 240-acre logical mining unit (LMU), in accordance with BLM regulations, consisting of 80 acres of the fee lease and 160 acres of the BLM lease. This LMU allows current operations on the fee lease to satisfy diligent development and other requirements for 160 acres of the BLM lease. We believe that the leonardite contained in the 240-acre LMU is sufficient to supply our plant's raw material requirements for many years and that before these reserves were to be exhausted, we would be able to acquire other fee or federal coal leases in the same area.

Silver Property

We own seven patented mining claims and 15 unpatented mining claims in the Tonto National Forest in Pinal County, Arizona. These claims, known as the Reymert Silver Property, produced silver sporadically since the 1880's. On May 1, 2002, we entered into a License Agreement-Lease Agreement with Gila Rock Productions, L.L.C. ("GRP"), an Arizona Limited Liability Corporation. GRP plans to use this property for producing and marketing decorative rock, boulders, riprap, road-base material and similar commercial rock products. We receive a 10% royalty of gross selling prices on all rock products produced and sold from the property or a minimum royalty of $250 per month. We have no plans to devote significant financial resources to this property in 2003; however, we are cooperating to have it developed for commercial rock production and continue to investigate other ways to further exploit the property.

ITEM 3. LEGAL PROCEEDINGS

We are a defendant in a bankruptcy case with respect to a preference claim brought on November 8, 2002, in the United States Bankruptcy Court, Southern District of Texas, Houston Division (adversary proceeding number 02-03827, In Re: Ramba, Inc., Lowell T. Cage, Trustee v. GeoResources, Inc.) The bankruptcy trustee of a former leonardite customer, Ambar, Inc. (n/k/a Ramba, Inc.) has brought a preference claim of approximately $160,000 alleging that we received preferential transfers from Ambar, Inc. within 90 days of its bankruptcy petition filed on November 21, 2000. We and other similarly situated defendants have joined together to share a common defense in order to reduce legal costs. We are defending against the claim based on the position that the payments we received were not preferential transfers but rather were (a) payments on a trade account that were received in the normal course of business, or (b) payments that did not come from the debtor. We may also consider a settlement on the claim if we deem it economically advisable. As of December 31, 2002, we recorded a reserve of $50,000 with respect to this matter.

Except as discussed herein, we are not a party, nor are any of our properties subject, to any pending material legal proceedings. We know of no legal proceedings contemplated or threatened against us.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

During the fourth quarter of 2002, no matter was submitted to a vote of our security holders through the solicitation of proxies or otherwise.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our Common Stock trades on the Nasdaq SmallCap Stock Market under the Symbol "GEOI". The following table sets forth for the period indicated the lowest and highest trade prices for our Common Stock as reported by the Nasdaq SmallCap Stock Market. These trade prices may represent prices between dealers and do not include retail markups, markdowns or commissions.

		TRADE PRICE	
CALENDAR		LOWEST	HIGHEST
2002	4th Quarter	$ 1.08	$ 1.38
	3rd Quarter	$ 1.07	$ 1.79
	2nd Quarter	$ 1.43	$ 1.94
	1st Quarter	$ 1.41	$ 1.69
2001	4th Quarter	$ 1.45	$ 1.70
	3rd Quarter	$ 1.53	$ 2.16
	2nd Quarter	$ 1.68	$ 2.46
	1st Quarter	$ 1.75	$ 2.12

As of March 15, 2003, there were approximately 1,300 holders of record of our Common Stock. We believe that there are also approximately 750 additional beneficial owners of Common Stock held in "street name".

We have never declared or paid a cash dividend on our Common Stock nor do we anticipate that dividends will be paid in the near future. Further, certain of our financing agreements restrict the payment of cash dividends. See Note E to the Consolidated Financial Statements for further information.

Equity Compensation Plan Information

The following sets forth information as of March 14, 2003 concerning our compensation plan under which shares of our common stock are authorized for issuance.

PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	WEIGHTED AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE*
Equity compensation plans approved by security holders: 1993 Employees' Incentive Stock Option Plan	175,500	$ 2.34	-0-
Equity compensation plans not approved by security holders:	N/A	N/A	N/A

*The term of this plan expired on February 17, 2003. Thus, no further options may be granted under the plan.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

We operate through three primary segments: 1) oil and gas exploration and production; 2) oil and gas drilling; and 3) leonardite mining and processing. Our major leonardite products are oil and gas drilling mud additives. See Note B to the Consolidated Financial Statements for financial information about our business segments.

BUSINESS ENVIRONMENT AND RISK FACTORS

This discussion and analysis of financial condition and results of operations, and other sections of this report, contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, that are based on management's beliefs, assumptions, current expectations, estimates and projections about the oil and gas industry, the leonardite industry and the oil well drilling industry, the economy and about us. Words such as "may," "will," "expect," "anticipate," "estimate" or "continue," or comparable words are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Therefore, our actual results and outcomes may materially differ from what may be expressed or forecasted in our forward-looking statements. Furthermore, we undertake no obligation to update, amend or clarify forward-looking statements; whether as a result of new information, future events or otherwise.

Important factors that could cause actual results to differ materially from the forward-looking statements include, but are not limited to, changes in production volumes; worldwide supply and demand which affect commodity prices for oil; the timing and extent of our success in discovering, acquiring, developing and producing oil, natural gas and leonardite reserves; risks inherent in the drilling and operation of oil and natural gas wells and the mining and processing of leonardite products; future production and development costs; the effect of existing and future laws, governmental regulations and the political and economic climate of the United States; and conditions in the capital markets. See "Risk Factors" in Item 1 to this report.

CRITICAL ACCOUNTING POLICIES

Certain accounting policies are important to the portrayal of our consolidated financial condition and results of operations and require management's subjective or complex judgments. The policies are as follows:

Oil and Gas Properties

We employ the full cost method of accounting for our oil and gas production assets. Under the full cost method, all costs associated with the acquisition, exploration and development of oil and gas properties are capitalized. The sum of net capitalized costs and estimated future development and dismantlement costs is depleted on the unit-of-production basis using proved oil and gas reserves as determined by independent petroleum engineers.

Reserve engineering is a subjective process that is dependent on the quality of available data and on engineering and geological interpretation and judgment. Reserve estimates are subject to change over time as additional information becomes available. If the estimate of proved reserve volumes declines or the estimate of future development costs increases, our depletion increases, which reduces our net income.

Also under the full cost method, we are required to record a permanent impairment provision if the net book value of our oil and gas properties less related deferred taxes exceeds a ceiling value equal to the present value of the future cash inflows from proved reserves, tax effected and discounted at 10%. The ceiling test is computed at the end of each quarter. The oil and gas prices used in calculating future cash inflows are based upon the market price on the last day of the accounting period. Oil and gas prices are generally volatile and if the market prices at a period end date have decreased, we may have to record an impairment. We have recorded impairments in the past as a result of low oil prices.

Revenue Recognition

Revenues are recognized when delivery of oil and gas production is made, leonardite is shipped and as drilling work progresses.

Impairment of Long-Lived Assets

Potential impairment of long-lived assets (other than oil and gas properties) is reviewed whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. Impairment is recognized when the estimated future net cash flows (undiscounted and without interest charges) from the asset are less than the carrying amount of the asset. No impairment losses have been recognized on long-lived assets.

Accounting for Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes. This process involves estimating our current tax exposure together with assessing temporary differences resulting from the differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We regularly review our deferred tax assets for recoverability based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. To the extent we believe that recovery is not likely, we must establish a valuation allowance. We have recorded a valuation allowance due to uncertainties related to our ability to utilize some of our statutory depletion carryforward. After recognition of this allowance, our combined net deferred tax assets and deferred tax liabilities result in a net long-term liability. To the extent we increase or decrease the allowance in a period, we must include an expense or benefit within the tax provision in the statement of operations. Significant management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and the valuation allowance recorded against our deferred tax assets.

Off Balance Sheet Arrangements

We have no off balance sheet arrangements, special purpose entities, financing partnerships or guarantees.

NEW ACCOUNTING STANDARDS

In June 2001, the FASB issued Statement No. 143 (FAS 143) titled "Accounting for Asset Retirement Obligations" which applies to legal or contractual obligations associated with the retirement of tangible long-lived assets. Effective for fiscal years beginning after June 15, 2002, FAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The liability is to be discounted and accretion expense recognized using the credit-adjusted-risk-free interest rate in effect when the liability was initially recognized. Upon initial application of the statement, an entity is to 1) recognize a liability for any existing asset retirement obligations adjusted for the cumulative accretion to the date of adoption of the statement and 2) recognize an asset for retirement costs capitalized as an increase to the carry amount of the associated long-lived asset adjusted for the accumulated depreciation on that capitalized cost to the date of adoption of the statement. We are currently assessing the impact adopting FAS 143 will have on our financial position and operations.

In June 2002, the FASB issued Statement No. 146 (FAS 146) titled "Accounting for Costs Associated with Exit or disposal Activities" effective for exit or disposal activities initiated after December 31, 2002. SFAS 146 requires that a liability for costs associated with exit or disposal activities be recognized when the liability is incurred as opposed to when we commit to an exit plan. SFAS 146 requires the liability be measured at fair value and be adjusted for changes in estimated cash flows. It is not expected that SFAS 146 will materially affect our financial statements.

RESULTS OF OPERATIONS

The following table sets forth the selected financial data during the last five years.

	2002	2001	2000	1999	1998
Operating Revenue	$ 3,848,785	$ 3,977,703	$ 5,112,206	$ 3,340,489	$ 2,380,651
Net Income (Loss)	91,374	41,818	1,414,797	481,552	(1,605,218)
Net Income (Loss) Per Share	.02	.01	.36	.12	(.39)
AT YEAR END:					
Total Assets	9,048,200	8,201,719	7,450,286	7,328,840	6,704,724
Long-term Debt	1,910,228	1,035,228	375,000	1,610,008	1,625,004
Current Maturities	132,260	125,000	125,000	175,000	316,000
Working Capital (deficit)	310,516	(223,782)	423,897	638,549	111,515
Stockholders' Equity	5,616,211	5,536,009	5,712,655	4,462,475	4,052,114

Comparison of 2002 to 2001 Revenue and Gross Margin

Oil and gas sales were $2,980,000 in 2002 compared to $3,064,000 in 2001, a decrease of $84,000 or 3%. This decline in revenue was due to the 6% decrease in the volume of oil and gas sold that was primarily offset by a 4% increase in the average value we received for our oil production. The volume of oil and gas sold in 2002 decreased 9,600 barrels of oil equivalent (BOE) to 142,000 BOE from 152,000 BOE in 2001. Our 2002 average oil price per barrel was $21.10 compared to an average of $20.25 in 2001. The higher average price for 2002 occurred primarily in the 4th quarter of 2002 as shown by the following table.

AVERAGE NYMEX OIL PRICES

Calendar Quarters Ended	2001	2002	Increase(Decrease) 2002-2001
March 31	$ 28.72	$ 21.64	$ (7.08)
June 30	27.96	26.25	(1.71)
September 30	26.57	28.27	1.70
December 31	20.43	28.14	7.71

Our lower volume of sales basically follows the relative volatility of the price changes shown in the table above. Operations in the last quarter of 2001 and first half of 2002 were diminished somewhat due to lower prices that did not generate cash flow or provide economic incentive to maximize them. Operations began to increase during the second half of 2002, but not enough to bring production above prior year levels. The 6% lower production level is also related to the overall average production decline of our oil reserve base.

Oil and gas production costs in 2002 were $1,619,000 compared to $1,856,000 in 2001, a decrease of $237,000 or 13%. These lower costs were due to our lower operations in response to lower oil prices, as discussed above. Production costs expressed on a per equivalent barrel basis decreased $0.84 per BOE or 7% to average $11.39 for 2002 compared to $12.23 for 2001. This reduction was due to our efforts to reduce variable per barrel production costs throughout most of the year. Our gross margin for 2002 oil and gas operations without deductions for depletion and selling, general and administrative (SG&A) expenses, increased to $1,361,000 or 46% of revenue compared to $1,208,000 or 39% of revenue for the year 2001.

Our oil and gas drilling subsidiary, Western Star Drilling Company, commenced operation January 2, 2002, and has drilled two wells for us and three wells for other operators. We believe these five wells met reasonable expectations for our first year of operation, although they represent about 25% of the rig's optimum utilization. Drilling revenues from the external projects were $281,000, and associated costs were $238,000, yielding an operating income from drilling operations of $43,000 before depreciation. These results of operations can not be compared to the previous year, because drilling operations did not exist in 2001.

Leonardite product sales were $588,000 in 2002 compared to $914,000 in 2001, a decrease of $326,000 or 36%. This decrease was due to a combination of several factors, the primary factor being a dramatic decrease in the activity of drilling in the Gulf of Mexico, resulting in lower sales. Production sold in 2002 was 6,511 tons at an average price of $90.31 compared to 9,779 tons at an average price of $93.42 for 2001.

Cost of leonardite sold was $588,000 in 2002 compared to $824,000 in 2001, a decrease of $236,000 or 29%. Average production costs per ton were $90.26 and $84.29 for 2002 and 2001, respectively. Costs per ton decreased approximately 7% for 2002 compared to 2001 due mainly to the lower sales volume in relation to fixed costs.

Gross margin for 2002 leonardite operations before deductions for depreciation and selling, general and administrative expenses was at a break-even point compared to $89,000 or 10% of revenue for 2001. The decrease in 2002 gross margin was a result of the lower sales discussed above.

Comparison of 2002 to 2001 Consolidated Analysis

Total operating revenue for 2002 decreased $129,000 or 3% to $3,849,000 from $3,978,000 in 2001. This decrease was due to decreased leonardite sales and lower oil production, which was partially offset by our new drilling revenue.

Total operating costs for 2002 decreased by $210,000 or 5% to $3,687,000 compared to $3,897,000 in 2001. This decrease in total costs resulted from decreases in oil and gas production costs and costs of leonardite sold, which were offset by the drilling cost associated with our new subsidiary, previously discussed. Depreciation, depletion and amortization expense in 2002 was $697,000 or 6% lower than 2001, due to reserve values and volumes being evaluated at substantially higher prices at year end 2002 compared to year-end 2001. Selling, general and administrative costs (SG&A) were $74,000 or 16% higher in 2002 compared to 2001 due in part to a $50,000 reserve established for a claim by a bankruptcy trustee of a former leonardite customer.

Operating income increased to $162,000 for 2002 compared to income of $81,000 in 2001. Nonoperating expenses increased to $65,000 in 2002 from $2,000 in 2001, primarily due to increased interest expense resulting from additional borrowings on our line-of-credit. Income before taxes in 2002 was $97,000 compared to income of $79,000 in 2001.

Income tax expense in 2002 was $6,000 compared to $37,000 in 2001. The amount for each year is primarily reflective of changes in our tax-deferred assets and liabilities under the provisions of SFAS No. 109. See Notes A and F to the Financial Statements for further information.

As a result of all the factors discussed above, net income for 2002 was $91,000 or $0.02 per share compared to a net income of $42,000 or $0.01 per share in 2001.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2002, we had current assets of $1,437,000 compared to current liabilities of $1,127,000 for a current ratio of 1.28 to 1 and working capital of $311,000. This compares to a current ratio of .83 to 1 at December 31, 2001, and working capital deficit of $224,000.

During the year ended December 31, 2002, we generated cash flows from operating activities of $825,000, which was $367,000 less than the amount generated during 2001. This decrease was essentially due to lower leonardite sales and oil production discussed previously. We anticipate that cash flows from operations and funds available under our $3,000,000 revolving line of credit ("RLOC") will be sufficient to meet our short-term cash requirements. The RLOC, which had an available balance of $1,225,000 at December 31, 2002, allows borrowing until January 5, 2004, with repayment due by January 5, 2008.

During 2002, our investing activities used $1,558,000 of cash for additions to property, plant and equipment. Approximately $626,000 of these additions was to drill three wells in Bottineau County, North Dakota; two in our South Starbuck Madison Unit and one in the Landa Field. We also used approximately $158,000 for capitalized workovers on operated and non-operated wells. Portions of the remaining $774,000 used in investing activities consisted of $109,000 of additional rig equipment, $18,000 for miscellaneous office and leonardite plant expenditures, $39,000 for unproved oil and gas property costs and $28,000 for proved property acquisition costs.

During 2002, our financing activities consisted of $128,000 of cash utilized for regularly scheduled principal payments under long-term debt agreements, and we used an additional $11,000 of cash to purchase our common stock on the open market. During the first half of 2002, we borrowed $1,000,000 on our RLOC to finance our drilling program and the retrofitting of the drilling rig.

We estimate that our capital costs for 2003 relating to our proved developed nonproducing and proved undeveloped oil and gas properties will be approximately $1,000,000. Planned expenditures for 2003 also include delay rentals and other exploration costs of approximately $100,000. Funds expected to be used for 2003 principal payments required under existing debt agreements is $132,000.

We expect to continue to evaluate possible future purchases of additional producing oil and gas properties and the further development of our properties. We believe our long-term cash requirements for such investing activities and the repayment of long-term debt can be met by future cash flows from operations and, if necessary, possible forward sales of oil reserves or additional debt or equity financing.

ITEM 7. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See "Index to Consolidated Financial Statements" on page 28.

ITEM 8. DISAGREEMENTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

Not applicable.

PART III

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTER AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

The following sets forth certain information concerning each of our directors and executive officers:

NAME AND AGE	POSITION(S) WITH THE COMPANY	PERIOD OF SERVICE AS A DIRECTOR OR OFFICER
Jeffrey P. Vickers Age: 50	President and Director	Since 1982
Jeffrey B. Jennings Age: 46	Vice President of Land and Finance	Since June 2000
Cathy Kruse Age: 48	Secretary and Director	Since October 1981 (officer); and since June 1996 (director)

NAME AND AGE	POSITION(S) WITH THE COMPANY	PERIOD OF SERVICE AS A DIRECTOR OR OFFICER
Connie R. Hval Age: 42	Treasurer	Since June 2000
H. Dennis Hoffelt Age: 62	Director Member of Audit Committee	From 1967 through June 1986; and since June 1987
Paul A. Krile Age: 75	Director Member of Audit Committee	Since June 1997
Duane Ashley Age: 54	Director Member of Audit Committee	Since June 1999

All of the directors' terms expire at the next annual meeting of shareholders or when their successors have been elected and qualified. Our executive officers serve at the discretion of the Board of Directors. The Board of Directors has an audit committee consisting of Duane Ashley, H. Dennis Hoffelt and Paul A. Krile.

Jeffrey P. Vickers received a Bachelor of Science degree in Geological Engineering with a Petroleum Engineering option from the University of North Dakota in 1978. Prior to obtaining his degree, Mr. Vickers served two years overseas with the U.S. Army. In 1979, Mr. Vickers joined Amerada Hess Corporation as an Associate Petroleum Engineer in the Williston Basin. In 1981, Mr. Vickers was employed by us as our Drilling and Production Manager where he was responsible for providing technical assistance and supervision of drilling and production operations and generated development drilling programs. He became our President on January 1, 1983. In June 1982, Mr. Vickers became a director.

Jeffrey B. Jennings is Vice President of Land and Finance. Mr. Jennings received a Bachelor of Science in Geological Engineering in 1980 and a Master of Science in Mineral Economics in 1992, from the Colorado School of Mines. He was a consultant for us for two years prior to his employment with us in January 1996.

Cathy Kruse is our Secretary and business office manager. Ms. Kruse graduated from the Atlanta College of Business in 1977 and was employed as a Legal Assistant for four years prior to her employment with us in May 1981. In June 1996, Ms. Kruse became a director.

Connie R. Hval is our Treasurer and comptroller. Ms. Hval graduated from the University of North Dakota – Williston in December 1980 and became employed with us in January 1981.

H. Dennis Hoffelt has been President of Triangle Electric Inc., Williston, North Dakota, an electrical contracting firm, for over the past five years. He served as one of our directors from 1967 through June of 1986 and was elected as a director again in 1987.

Paul A. Krile has been one of our directors since June 1997. He has been the President and owner of Ranco Fertiservice, a manufacturer of dry fertilizer handling equipment, headquartered in Sioux Rapids, Iowa for more than the last five years.

Duane Ashley has been one of our directors since June 1999. He has been a Senior Salesman for GRACO Fishing and Rental Tool, Inc. and Weatherford Enterra Inc. for the past five years.

Cathy Kruse is the sister-in-law of Jeffrey P. Vickers. No other family relationship exists between or among any of the officers or nominees. There are no arrangements or understandings between any of the directors or nominees and any other person pursuant to which any person was or is to be elected as a director or nominee.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers, and persons who own more than 10% of our common stock to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of our common stock. Executive officers, directors and greater than 10% shareholders are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file. To our knowledge, based solely on review of the copies of such reports furnished to us or advice that no filings were required during fiscal year 2002, all executive officers, directors and greater than 10% beneficial owners complied with the Section 16(a) filing requirements.

ITEM 10. EXECUTIVE COMPENSATION

The following table presents the aggregate compensation which was earned by our Chief Executive Officer for each of the past three years. We do not have an employment contract with any of our executive officers. None of our employees earned total annual salary and bonus in excess of $100,000. There has been no compensation awarded to, earned by or paid to any employee required to be reported in any table or column in any fiscal year covered by any table, other than what is set forth in the following table.

Summary Compensation Table

					LONG TERM COMPENSATION			
		ANNUAL COMPENSATION			AWARDS		PAYOUTS	
NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)	BONUS ($)	OTHER ANNUAL COMPEN-SATION	RESTRICTED STOCK AWARD(S) ($)	SECURITIES UNDERLYING OPTIONS SARS(#)	LTIP PAYOUTS ($)	ALL OTHER COMPEN-SATION ($)
Jeffrey P. Vickers CEO	2002	$90,849	-0-	-0-	N/A	-0-	N/A	$4,542
	2001	$90,579	-0-	-0-	N/A	-0-	N/A	$4,529
	2000	$84,978	-0-	-0-	N/A	-0-	N/A	$6,091

In the preceding table, the column titled "All Other Compensation" is comprised entirely of profit sharing amounts and the 401(k) Company matching funds discussed below.

If we achieve net income in a fiscal year, our Board of Directors may determine to contribute an amount based on our profits to the Employees' Profit Sharing Plan and Trust (the "Profit Sharing Plan"). An eligible employee may be allocated from 0% to 15% of his other compensation depending upon the total contribution to the Profit Sharing Plan. A total of 20% of the amount allocated to an individual vests after three years of service, 40% after four years, 60% after five years, 80% after six years and 100% after seven or more years. On retirement, an employee is eligible to receive the vested amount. On death, 100% of the amount allocated to an individual is payable to the employee's beneficiary. We made total contributions to the Profit Sharing Plan, matching and discretionary, for the years ended December 31, 2002, 2001 and 2000 of $26,019, $24,614, and $36,474, respectively. As of December 31, 2002, vested amounts in the Profit Sharing Plan for all officers as a group was approximately $387,378.

Effective July 1, 1997, we executed an Adoption Agreement Nonstandardized Code 401(k) Profit Sharing Plan that incorporated a 401(k) Plan into the existing Profit Sharing Plan. Eligible employees are allowed to defer up to 15% of their compensation and we match up to 5%.

At our 1993 Annual Meeting of Shareholders, a 1993 Employees' Incentive Stock Option Plan (the "Plan") was approved by shareholders. The purpose of the Plan is to enable us to attract persons of training, experience and ability to continue as employees and to furnish additional incentive to them, upon whose initiative and efforts the successful conduct and development of our business largely depends, by encouraging them to become owners of our Common Stock.

The term of the Plan expired on February 17, 2003. If within the duration of an option, there is a corporate merger consolidation, acquisition of assets or other reorganization and if this transaction affects the optioned stock, the optionee will thereafter be entitled to receive upon exercise of his option those shares or securities that he would have received had the option been exercised prior to the transaction and the optionee had been a stockholder with respect to such shares.

Our Board of Directors administers the Plan. The exercise price of the Common Stock offered to eligible participants under the Plan by grant of an option to purchase Common Stock may not be less than the fair market value of the Common Stock at the date of grant; provided, however, that the exercise price will not be less than 110% of the fair market value of the Common Stock on the date of grant in the event an optionee owns 10% or more of the Common Stock. A total of 300,000 shares have been reserved for issuance pursuant to options to be granted under the Plan. Of the 300,000 reserved shares, options are issued for 175,500 shares at an average exercise price of $2.34.

No grants of stock options were made by the Company during the fiscal year ended December 31, 2002.

Aggregated Option Exercises In Last Fiscal Year and Fiscal Year-End Option Values

The following table summarizes for our Chief Executive Officer (i) the total number of shares received upon exercise of stock options during the fiscal year ended December 31, 2002, (ii) the aggregate dollar value realized upon such exercise, (iii) the total number of unexercised options, if any, held at December 31, 2002, and (iv) the value of unexercised in-the-money options, if any, held at December 31, 2002.

In-the-money options are options where the fair market value of the underlying securities exceeds the exercise or base price of the option. The aggregate value realized upon exercise of a stock option is the difference between the aggregate exercise price of the option and the fair market value of the underlying stock on the date of exercise. The value of unexercised, in-the-money options at fiscal year-end is the difference between the exercise price of the option and the fair market value of the underlying stock on December 31, 2002, which was $1.35 per share. With respect to unexercised, in-the-money options, the underlying options have not been exercised, and actual gains, if any, on exercise will depend on the value of our Common Stock on the date of exercise.

NAME	SHARES ACQUIRED ON EXERCISE(#)	VALUE REALIZED($)	NUMBER OF UNEXERCISED OPTIONS/SARS AT FY-END(#) EXERCISABLE/ UNEXERCISABLE	VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS/SARS AT FY-END($) EXERCISABLE/ UNEXERCISABLE
Jeffrey P. Vickers, CEO	-0-	-0-	71,000/0	0/0

Directors' Compensation

We pay each director who is not also an employee $200 per month and reimburse the directors for travel expenses.

ITEM 11. SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth the number of shares of our Common Stock beneficially owned by each of our officers and directors and by all directors and officers as a group, as of March 15, 2003. Unless otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the share indicated.

CLASS OF SECURITIES	NAME AND ADDRESS OF BENEFICIAL OWNER	AMOUNT OF SHARES AND NATURE OF BENEFICIAL OWNERSHIP	PERCENT OF CLASS
Common Stock, $.01 par value	Jeffrey P. Vickers 1814 14th Ave. W. Williston, ND 58801	331,934-Direct and Indirect(a)	8.8%
Common Stock, $.01 par value	Paul A. Krile P. O. Box 329 Sioux Rapids, IA 50585	253,000-Direct	6.7%
Common Stock, $.01 par value	Cathy Kruse 723 W. 14th St. Williston, ND 58801	13,700-Direct(c)	(b)
Common Stock, $.01 par value	H. Dennis Hoffelt 9421 E. Desert Lake Sun Lakes, AZ 85248	41,000-Direct and Indirect(d)	1.1%
Common Stock, $.01 par value	Connie R. Hval 7400 3rd Ave. E. Williston, ND 58801	9,500-Direct(e)	(b)
Common Stock, $.01 par value	Jeffrey B. Jennings 1410 1st Ave. W. Williston, ND 58801	11,500-Direct(f)	(b)
Common Stock, $.01 par value	Duane Ashley 910 15th St. W. Williston, ND 58801	0-Direct and Indirect	(b)
Common Stock, $.01 par value	Officers and Directors as a Group- (seven persons)	660,634-Direct and Indirect	17.6%

(a) Includes 139,634 shares owned directly by Mr. Vickers, 2,500 in a self-directed individual retirement account, 72,000 shares held jointly with his wife, Nancy J. Vickers, 25,500 shares held directly by his wife, 1,300 shares in his wife's self-directed individual retirement account, and an aggregate 20,000 shares held by him as custodian for his children. Also included are 71,000 shares that may be purchased by Mr. Vickers under presently exercisable stock options granted pursuant to our 1993 Employees' Incentive Stock Option Plan.

(b) Less than 1%.

(c) Included are 9,500 shares which may be purchased by Ms. Kruse under presently exercisable stock options granted pursuant to our 1993 Employees' Incentive Stock Option Plan.

(d) Mr. Hoffelt has sole voting and investment power over 11,500 of shares and has shared voting and investment powers over the remaining 29,500 shares.

(e) Included are 9,500 shares which may be purchased by Ms. Hval under presently exercisable stock options granted pursuant to our 1993 Employees' Incentive Stock Option Plan.

(f) Included are 9,500 shares which may be purchased by Mr. Jennings under presently exercisable stock options granted pursuant to our 1993 Employees' Incentive Stock Option Plan.

The following table sets forth information concerning persons known to us to be the beneficial owners of more than 5% of our outstanding Common Stock as of March 15, 2003.

CLASS OF SECURITIES	NAME AND ADDRESS OF PERSON	AMOUNT OF SHARES AND NATURE OF BENEFICIAL OWNERSHIP	PERCENT OF CLASS
Common Stock, $.01 par value	Jeffrey P. Vickers 1814 14th Ave. W. Williston, ND 58801	331,934-Direct and Indirect(a)	8.8%
Common Stock, $.01 par value	Paul A. Krile P. O. Box 329 Sioux Rapids, IA 50585	253,000-Direct	6.7%
Common Stock, $.01 par value	Joseph V. Montalban P. O. Box 200 Cut Bank, MT 59427	344,700-Direct and Indirect(b)(c)	9.2%
Common Stock, $.01 par value	Kyle Krueger 3934 Bayshore Blvd NE St. Petersburg, FL 33073	190,900-Direct Indirect(d)(e)	5.1%

(a) See footnote (a) of the immediately preceding table.

(b) This information was obtained from our transfer agent, Wells Fargo Bank Minnesota, N.A., on March 26, 2003, the Depository Trust Company's non-objecting beneficial owners' list dated December 31, 2002, and the Depository Trust Company Monthly Security Position Listing dated February 28, 2003.

(c) Includes 318,700 shares owned by Montalban Oil & Gas Operations (MOGO Inc.)

(d) This information was obtained from our transfer agent, Wells Fargo Bank Minnesota, N.A., on March 12, 2002, and the Depository Trust Company's non-objecting beneficial owners' list dated December 31, 2001.

(e) Includes 108,800 shares owned by Apollo Capital Management Group, 54,700 shares owned by Apollo Micro Cap Fund and 27,400 shares held jointly with his wife Anne Krueger.

We are not aware of any arrangements which could, at a subsequent date, result in a change in control of the company.

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There are no transactions or series of similar transactions since the beginning of our last fiscal year or any currently proposed transaction or series of similar transactions to which we were or are to be a party, and which the amount involved exceeds $10,000 and in which any director, executive officer, principal shareholder or any member of their immediate family had or will have a direct or indirect material interest.

PART IV

ITEM 13. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) Documents filed as Part of this Report

(1) Financial Statements and Schedules See "Index to Consolidated Financial Statements" on next page. There are no financial statement schedules filed herewith.

(2) Exhibits See "Exhibit Index" on page 54.

(b) Reports on Form 8-K
None.

ITEM 14. CONTROLS AND PROCEDURES

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of a date within 90 days prior to the date of filing this Annual Report on Form 10-KSB (the "Evaluation Date"). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in our Exchange Act reports was recorded, processed, summarized and reported within the applicable time periods. Since the Evaluation Date, there have been no significant changes to our internal controls or, to our knowledge, in other factors that could significantly affect these controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

GEORESOURCES, INC., AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT AUDITORS ON THE CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors and Shareholders
GeoResources, Inc.

We have audited the accompanying consolidated balance sheets of GeoResources, Inc., and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended December 31, 2002, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GeoResources, Inc., and Subsidiaries as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years ended December 31, 2002, 2001 and 2000, in conformity with accounting principles generally accepted in the United States of America.

/s/ Richey, May & Co., LLP
Englewood, Colorado
February 16, 2003

GEORESOURCES, INC., AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
CURRENT ASSETS:		
Cash and equivalents	$ 329,302	$ 191,328
Trade receivables, net	821,459	626,359
Inventories	207,998	196,858
Income tax receivable	50,192	23,000
Prepaid expenses	28,326	25,155
Total current assets	1,437,277	1,062,700
PROPERTY, PLANT AND EQUIPMENT, at cost:		
Oil and gas properties, using the full cost method of accounting:		
Properties being amortized	22,636,316	21,594,355
Properties not subject to amortization	251,714	239,067
Drilling rig and equipment	1,077,551	968,064
Leonardite plant and equipment	3,262,200	3,244,605
Other	757,431	759,742
	27,985,212	26,805,833
Less accumulated depreciation, depletion, amortization and impairment	(20,386,789)	(19,689,932)
Net property, plant and equipment	7,598,423	7,115,901
OTHER ASSETS	12,500	23,118
TOTAL ASSETS	$ 9,048,200	$ 8,201,719

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
CURRENT LIABILITIES:		
Accounts payable	$ 659,282	$ 938,807
Accrued expenses	335,219	222,675
Current maturities of long-term debt	132,260	125,000
Total current liabilities	1,126,761	1,286,482
LONG-TERM DEBT, less current maturities	1,910,228	1,035,228
DEFERRED INCOME TAXES	395,000	344,000
Total liabilities	3,431,989	2,665,710
CONTINGENCIES (NOTE H)		
STOCKHOLDERS' EQUITY:		
Common stock, par value $.01 per share; authorized 10,000,000 shares; issued and outstanding, 3,787,477 and 3,794,227 shares, respectively	37,875	37,942
Additional paid-in capital	384,185	395,290
Retained earnings	5,194,151	5,102,777
Total stockholders' equity	5,616,211	5,536,009
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 9,048,200	$ 8,201,719

The accompanying notes are an integral part of these consolidated financial statements.

GEORESOURCES, INC., AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	2002	2001	2000
OPERATING REVENUE:			
Oil and gas	$ 2,980,228	$ 3,064,135	$ 4,436,278
Leonardite	588,019	913,568	675,928
Drilling	280,538	--	--
	3,848,785	3,977,703	5,112,206
OPERATING COSTS AND EXPENSES:			
Oil and gas production	1,619,049	1,856,159	1,659,260
Cost of leonardite sold	587,651	824,296	668,849
Drilling costs	237,729	--	--
Depreciation, depletion and amortization	696,857	744,742	674,020
Selling, general and administrative	545,368	471,517	405,622
	3,686,654	3,896,714	3,407,751
Operating income	162,131	80,989	1,704,455
OTHER INCOME (EXPENSE):			
Interest expense	(95,635)	(44,834)	(140,696)
Interest income	11,635	20,294	24,408
Other income and losses, net	18,955	22,369	19,630
	(65,045)	(2,171)	(96,658)
Income before income taxes	97,086	78,818	1,607,797
INCOME TAX EXPENSE	(5,712)	(37,000)	(193,000)
Net income	$ 91,374	$ 41,818	$ 1,414,797
EARNINGS PER SHARE:			
Net income, basic and diluted	$ .02	$ .01	$ .36
Weighted average number of shares outstanding	3,787,750	3,846,176	3,958,204
Dilutive potential shares – Stock options	--	--	--
Adjusted weighted average shares	3,787,750	3,846,176	3,958,204

The accompanying notes are an integral part of these consolidated financial statements.

GEORESOURCES, INC., AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, December 31, 1999	4,005,352	$ 40,054	$ 776,259	$ 3,646,162	$ 4,462,475
Stock options exercised	6,500	65	7,410	--	7,475
Purchase of common stock	(99,350)	(994)	(171,098)	--	(172,092)
Net income	--	--	--	1,414,797	1,414,797
Balance, December 31, 2000	3,912,502	39,125	612,571	5,060,959	5,712,655
Issuance of common stock	1,000	10	1,990	--	2,000
Purchase of common stock	(119,275)	(1,193)	(219,271)	--	(220,464)
Net income	--	--	--	41,818	41,818
Balance, December 31, 2001	3,794,227	37,942	395,290	5,102,777	5,536,009
Purchase of common stock	(6,750)	(67)	(11,105)	--	(11,172)
Net income	--	--	--	91,374	91,374
Balance, December 31, 2002	3,787,477	$ 37,875	$ 384,185	$ 5,194,151	$ 5,616,211

The accompanying notes are an integral part of these consolidated financial statements.

GEORESOURCES, INC., AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 91,374	$ 41,818	$ 1,414,797
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, depletion, amortization and valuation allowance	696,857	744,742	674,020
Deferred income taxes	51,000	60,000	118,000
Other	10,618	34,107	2,262
Changes in assets and liabilities:			
Decrease (increase) in:			
Trade receivables	(195,100)	296,814	67,980
Inventories	(11,140)	51,647	48,524
Income taxes receivable	(27,192)	(23,000)	--
Prepaid expenses and other	(3,171)	(9,496)	1,704
Increase (decrease) in:			
Accounts payable	99,512	40,827	(122,325)
Income taxes payable	--	(75,000)	75,000
Accrued expenses	112,544	29,953	24,922
Cash provided by operating activities	825,302	1,192,412	2,304,884
CASH FLOWS FROM INVESTING ACTIVITIES:			
Additions to property, plant and equipment	(1,558,416)	(1,844,360)	(963,429)
Collection of mortgage loans receivable	--	103,321	--
Cash used in investing activities	(1,558,416)	(1,741,039)	(963,429)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from long-term borrowings	1,010,000	775,000	--
Principal payments on long-term debt	(127,740)	(114,772)	(1,285,008)
Proceeds from issuance of common stock	--	--	7,475
Cost to purchase common stock	(11,172)	(220,464)	(172,092)
Debt issue costs	--	(15,000)	--
Cash provided by (used in) financing activities	871,088	424,764	(1,449,625)
INCREASE (DECREASE) IN CASH AND EQUIVALENTS	137,974	(123,863)	(108,170)
CASH AND EQUIVALENTS, beginning of year	191,328	315,191	423,361
CASH AND EQUIVALENTS, end of year	$ 329,302	$ 191,328	$ 315,191

The accompanying notes are an integral part of these consolidated financial statements.

GEORESOURCES, INC., AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	2002	2001	2000
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid (received) for:			
Interest	$ 91,512	$ 45,365	$ 147,977
Income taxes (refunds)	(18,096)	73,400	949

NONCASH INVESTING AND FINANCING ACTIVITIES

During 2001, the Company issued 1,000 shares of common stock valued at $2,000 as partial payment of damage compensation on a gas property.

The accompanying notes are an integral part of these consolidated financial statements.

GEORESOURCES, INC., AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. SIGNIFICANT ACCOUNTING POLICIES:

Nature of Operations and Principles of Consolidation
The accompanying consolidated financial statements include the accounts of GeoResources, Inc., its wholly owned subsidiary, Western Star Drilling Company ("WSDC") and its 84% owned subsidiary, Belmont Natural Resource Company, Inc. ("BNRC"). All material intercompany transactions and balances between the entities have been eliminated. The minority interest in BNRC at December 31, 2002 and 2001 is zero.

GeoResources, Inc. (the "Company") is primarily involved in oil and gas exploration, development and production in North Dakota and Montana and the mining of leonardite and manufacturing of leonardite products in North Dakota to be sold to customers located primarily in the Gulf of Mexico coastal areas. BNRC was incorporated in 1991 to exploit natural gas opportunities in the Pacific Northwest. All properties of the Company and BNRC are located in the United States.

During the third quarter of 2001, the Company purchased a used drilling rig. The rig was reconditioned by the Company and commenced drilling operations in January 2002. Also in January 2002, WSDC was incorporated. In exchange for 100% of WSDC's outstanding common stock, the Company transferred the rig and all related equipment to WSDC. WSDC provides contract oil and gas drilling services to the Company and other operators in the Williston Basin area of North Dakota.

Reclassifications
Certain accounts in the prior-year financial statements have been reclassified for comparative purposes to conform with the presentation in the current-year financial statements.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates used in preparing these financial statements include the unaudited quantity of oil and gas reserves which directly affects the computation of depletion of oil and gas properties. It is at least reasonably possible that the estimates used will change within the next year.

Cash Equivalents
For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company periodically maintains cash balances in financial institutions in excess of FDIC limits. The Company evaluates the credit worthiness of these financial institutions in determining the risk associated with these deposits.

Inventories
Inventories are stated at the lower of cost (first-in, first-out method) or market.

A. SIGNIFICANT ACCOUNTING POLICIES (Continued):

Oil and Gas Properties

The Company utilizes the full cost method of accounting for oil and gas properties. Accordingly, all costs associated with the acquisition, exploration and development of oil and gas reserves (including costs of abandoned leaseholds, delay lease rentals, dry hole costs, geological and geophysical costs, certain internal costs associated directly with acquisition, drilling and well equipment inventory, exploration and development activities, site restoration and environmental exit costs, etc.) are capitalized.

All capitalized costs of oil and gas properties, including the estimated future costs to develop proved reserves, are amortized on the unit-of-production method using estimates of proved reserves. Investments in unproved properties and major development projects are not amortized until proved reserves associated with the projects can be determined or until impairment occurs. If the results of an assessment indicate that the properties are impaired, the amount of the impairment is added to the capitalized costs to be amortized. The Company's oil and gas depreciation, depletion and amortization rate per equivalent barrel of oil produced was $3.76, $4.07, and $3.31 for 2002, 2001, and 2000, respectively.

In addition, the capitalized costs are subject to a "ceiling test" which basically limits such costs to the aggregate of the "estimated present value," discounted at a 10-percent interest rate, of future net revenues from proved reserves, based on current economic and operating conditions, plus the lower of cost or fair market value of unproved properties. As a result of this ceiling test, the Company had no write-downs of its oil and gas properties during 2002, 2001 or 2000.

Gains or losses are not recognized upon the sale or other disposition of oil and gas properties, except in extraordinary transactions.

Costs not being amortized at December 31, 2002, consist of the unevaluated, unimpaired cost of undeveloped oil and gas properties that were acquired during the following years:

2002	$ 48,111
2001	101,457
2000	45,915
1999	4,263
1998 and prior	51,968
Total	$ 251,714

It is expected that evaluation of the above properties will occur primarily over the next three years.

A. SIGNIFICANT ACCOUNTING POLICIES (Continued):

Other Property and Equipment

Other property, plant and equipment is stated at cost. Major replacements and improvements are capitalized. Maintenance and repair costs are generally charged to expense as incurred. When assets are sold, retired, or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and gain or loss is recognized.

Depreciation of the drilling rig and equipment, after a 20% provision for salvage value, is computed on a composite basis for the total rig investment using the units-of-production method over an estimated useful life of 1,500 drilling days as of the in-service date or date of major refurbishment. Depreciation of other property and equipment is computed principally on the straight-line method over the following estimated useful lives:

Buildings	10-25 years
Machinery and equipment	3-10 years

Impairment of Long-Lived Assets

Potential impairment of long-lived assets (other than oil and gas properties) is reviewed whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. Impairment is recognized when the estimated future net cash flows (undiscounted and without interest charges) from the asset are less than the carrying amount of the asset. No impairment losses have been recognized on long-lived assets for the years ended December 31, 2002, 2001, and 2000.

Revenue Recognition

Revenue from the sale of oil and gas production, net of royalties, is recognized when deliveries occur. Revenue from the sale of leonardite products is recognized when shipments are made. Drilling revenue from daywork contracts is recognized as the work progresses. WSDC has not engaged in any footage or turnkey drilling contracts.

Operating Costs and Expenses

Oil and gas production costs, the cost of leonardite sold, and drilling costs exclude a provision for depreciation and depletion. Depreciation and depletion expense is shown in the aggregate in the accompanying consolidated statements of operations.

Income Taxes

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. A valuation allowance is provided for deferred tax assets not expected to be realized.

A. SIGNIFICANT ACCOUNTING POLICIES (Continued):

Stock Options

At December 31, 2002, the Company has an incentive stock option plan which is described more fully in Note G. The Company accounts for the plan under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under the plan have an exercise price equal to the market value of the underlying common stock on the date of grant. The effect on net income or earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation", to stock-based employee compensation has not been presented as no options were granted and therefore there is no effect for the years ended December 31, 2002, 2001, and 2000.

Earnings Per Share of Common Stock

Basic earnings per share is determined using net income divided by the weighted average shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted average shares outstanding, assuming all dilutive potential common shares were issued. The effect of outstanding stock options was antidilutive in 2002, 2001, and 2000.

Recently Issued Accounting Pronouncements

In June 2001, the FASB issued Statement No. 143 (FAS 143) titled "Accounting for Asset Retirement Obligations" which applies to legal or contractual obligations associated with the retirement of tangible long-lived assets. Effective for fiscal years beginning after June 15, 2002, FAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The liability is to be discounted and accretion expense recognized using the credit-adjusted-risk-free interest rate in effect when the liability was initially recognized. Upon initial application of the statement, an entity is to 1) recognize a liability for any existing asset retirement obligations adjusted for the cumulative accretion to the date of adoption of the statement and 2) recognize an asset for retirement costs capitalized as an increase to the carry amount of the associated long-lived asset adjusted for the accumulated depreciation on that capitalized cost to the date of adoption of the statement. The Company is currently assessing the impact that adopting FAS 143 will have on the Company's financial position and results of operations.

In June 2002, the FASB issued Statement No. 146 (FAS 146) titled "Accounting for Costs Associated with Exit or disposal Activities" effective for exit or disposal activities initiated after December 31, 2002. SFAS 146 requires that a liability for costs associated with exit or disposal activities be recognized when the liability is incurred as opposed to when management commits to an exit plan. SFAS 146 requires the liability be measured at fair value and be adjusted for changes in estimated cash flows. It is not expected that SFAS 146 will materially affect the financial statements.

B. INDUSTRY SEGMENTS:

The Company assesses performance and allocates resources based upon its products and the nature of its production processes, which consist principally of a) oil and gas exploration, development and production, b) the mining and processing of leonardite, and c) oil and gas drilling. All operations are conducted within the United States. Operations of the drilling segment commenced in January 2002. Accordingly, there are no amounts in the prior periods for this segment. Sales and other material transactions between the segments have been eliminated. Certain corporate costs, assets and capital expenditures that are considered to benefit the entire organization are not allocated to the Company's operating segments. Interest income, interest expense and income taxes are also not allocated to operating segments. There are no significant accounting differences between internal segment reporting and consolidated external reporting. Presented below is information concerning the Company's operating segments for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000
Revenue:			
Oil and gas	$ 2,980,228	$ 3,064,135	$ 4,436,278
Leonardite	588,019	913,568	675,928
Drilling	280,538	--	--
	$ 3,848,785	$ 3,977,703	$ 5,112,206
Operating income (loss):			
Oil and gas	$ 826,088	$ 589,582	$ 2,224,724
Leonardite	(122,669)	(44,276)	(117,445)
Drilling	6,054	--	--
General corporate activities	(547,342)	(464,317)	(402,824)
	$ 162,131	$ 80,989	$ 1,704,455
Depreciation and depletion:			
Oil and gas	$ 535,091	$ 618,394	$ 552,294
Leonardite	103,780	104,562	102,856
Drilling	36,755	--	--
General corporate activities	21,231	21,786	18,870
	$ 696,857	$ 744,742	$ 674,020
Identifiable assets, net:			
Oil and gas	$ 6,176,486	$ 5,539,560	$ 5,333,322
Leonardite	860,868	976,107	1,195,744
Drilling	1,150,093	968,064	--
General corporate activities	860,753	717,988	921,220
	$ 9,048,200	$ 8,201,719	$ 7,450,286
Capital expenditures incurred:			
Oil and gas	$ 1,054,608	$ 1,066,050	$ 959,737
Leonardite	17,596	2,500	35,888
Drilling	109,487	968,064	--
General corporate activities	689	23,317	29,482
	$ 1,182,380	$ 2,059,931	$ 1,025,107

C. TRADE RECEIVABLES AND MAJOR CUSTOMERS:

Trade receivables at December 31, 2002 and 2001 are comprised of the following:

	2002	2001
Oil and gas purchasers	$ 443,824	$ 236,076
Oil and gas joint interest owners	96,997	162,140
Leonardite customers	189,115	239,559
Drilling customers	102,939	--
	832,875	637,775
Less allowance for doubtful accounts	(11,416)	(11,416)
	$ 821,459	$ 626,359

The Company is subject to credit risk associated with the purchasers of its produced oil and gas products, leonardite products and drilling services. Exposure to this credit risk is controlled through credit approvals and monitoring procedures. Collateral is not required. Receivables from joint interest owners are subject to collection under operating agreements that generally provide lien rights.

The Company primarily sells crude oil. The Company's production of crude oil is concentrated in the Williston Basin of North Dakota, which is a mature basin. In addition, 34% and 10% of the Company's 2002 oil and gas production was from the Wayne Field and Leonard Field, respectively. Due to the significance of these fields, disruptions could adversely affect the Company.

The Company had major customers that purchased oil and gas products as follows:

	Customer	
	A	B
Percent of total revenue for the years ended-		
December 31, 2002	39%	30%
December 31, 2001	55%	*
December 31, 2000	62%	*
Percent of total accounts receivable as of-		
December 31, 2002	24%	30%
December 31, 2001	31%	*

* Not a major customer.

Management believes that other purchasers would buy the Company's oil and gas if any of its customers were lost.

D. INVENTORIES:

As of December 31, 2002 and 2001, inventories by major classes are comprised of the following:

	2002	2001
Crude oil	$ 53,056	$ 67,634
Leonardite inventories:		
Finished products	79,122	66,124
Raw materials	38,860	24,246
Materials and supplies	36,960	38,854
Total leonardite inventories	154,942	129,224
	$ 207,998	$ 196,858

E. LONG-TERM DEBT:

Long-term debt at December 31, 2002 and 2001 consists of the following. The oil and gas loan and the revolving line of credit (RLOC) are with the same bank.

	2002	2001
The 1997 Oil & Gas Loan, prime plus .75% (5.0% total rate at December 31, 2002), due in monthly installments of $10,417 plus interest through January 2005, collateralized by oil and gas properties	$ 260,228	$ 385,228
The 2001 Oil & Gas RLOC, $3,000,000 revolving line of credit expires January 5, 2004, interest only payable at prime through January 2004 (4.25% rate at December 31, 2002), principal and interest payable thereafter through January 2008, collateralized by oil and gas properties	1,775,000	775,000
Installment note payable, 9.5%, due in monthly installments of $320 including interest through January 2005, collateralized by a vehicle	7,260	--
Total long-term debt	2,042,488	1,160,228
Less current maturities	(132,260)	(125,000)
Long-term debt, less current maturities	$ 1,910,228	$ 1,035,228

E. LONG-TERM DEBT (Continued):

Aggregate maturities required on long-term debt at December 31, 2002, are as follows:

Year Ending December 31:	
2003	$ 132,260
2004	568,750
2005	453,978
2006	443,750
2007	443,750
	$ 2,042,488

The Company's borrowing base for debt secured by oil and gas properties is limited by the net present value of future oil and gas production of the properties as determined annually by the bank.

The Company's oil and gas loan and RLOC were obtained pursuant to financing agreements which include the following covenants: Maintain a current ratio of not less than 1.25 to 1 exclusive of current maturities of long-term debt; maintain debt to tangible net worth of not more than 1.5 to 1; not encumber certain of its assets; restrict borrowings from, and credit extensions to, other parties; restrict reorganization or mergers in which the Company is not the surviving corporation; and not pay cash dividends without the bank's consent.

F. INCOME TAXES:

The tax effects of significant temporary differences and carryforwards which give rise to the Company's deferred tax assets and liabilities at December 31, 2002 and 2001, are as follows:

	2002	2001
Deferred Tax Assets:		
Net operating loss carryforward	$ 179,000	$ 86,000
Statutory depletion carryforward	1,621,000	1,487,000
Other	66,000	49,000
	1,866,000	1,622,000
Valuation Allowance:		
Beginning of year	(821,000)	(676,000)
(Increase) decrease	(97,000)	(145,000)
End of year	(918,000)	(821,000)
Deferred Tax Liabilities:		
Accumulated depreciation and depletion	(1,343,000)	(1,145,000)
Net Deferred Tax Liability, long-term	$ (395,000)	$ (344,000)

F. INCOME TAXES (Continued):

The components of income tax expense for the years ended December 31, 2002, 2001 and 2000, are as follows:

	2002	2001	2000
Current tax benefit (expense)	$ 45,288	$ 23,000	$ (75,000)
Deferred tax benefit (expense)	46,000	85,000	(282,000)
Decrease (increase) in deferred tax assets valuation allowance	(97,000)	(145,000)	164,000
Income tax (expense)	$ (5,712)	$ (37,000)	$ (193,000)

During 2002 and 2001, the Company recorded deferred tax benefits of $46,000 and $85,000, respectively. This resulted primarily from net operating losses generated for which there are no currently refundable federal taxes. A receivable for state income taxes of $50,192 has been recorded at December 31, 2002 for the carryback of the 2002 and 2001 state net operating losses. The Company also increased the deferred tax asset valuation allowance by $97,000 and $145,000, respectively, based upon the projection of utilizing less statutory depletion carryforwards in the future.

During 2000, the Company recorded deferred tax expense of $282,000. This related primarily to net income that was not currently taxable due to the utilization of net operating loss carryforwards and the deduction of intangible drilling costs for tax purposes. The Company also decreased the deferred tax asset valuation allowance by $164,000 primarily based upon the current utilization of net operating loss carryforwards and the projection of utilizing additional statutory depletion carryforwards in the future.

The provision for income taxes does not bear a normal relationship to pre-tax earnings. A reconciliation of the U.S. federal income tax rate with the actual effective rate for the years ended December 31, 2002, 2001 and 2000 is as follows:

	2002	2001	2000
Income tax expense at statutory rate	35%	35%	35%
Change in deferred tax assets and liabilities	48	(80)	(23)
Change in valuation allowance	100	184	(10)
Change in net operating loss	(176)	(87)	18
Other	(1)	(5)	(8)
	6%	47%	12%

For income tax purposes, the Company has a statutory depletion carryover of approximately $5,368,000 that, subject to certain limitations, may be utilized to reduce future taxable income. This carryforward does not expire. The Company also has a federal net operating loss carryforward of approximately $775,000, which if not utilized, will begin to expire in 2021.

G. STOCK OPTION AND PROFIT-SHARING PLANS:

Stock Option Plan

In 1993, the Company adopted the 1993 Incentive Stock Option Plan, whereby 300,000 shares of the Company's common stock are reserved for options which may be granted pursuant to the terms of the plan. Under the terms of the plan, the option price may not be less than 100% of the fair market value of the Company's common stock on the date of grant, and if the optionee owns more than 10% of the voting stock, the option price per share shall not be less than 110% of the fair market value. The plan expires February 17, 2003.

Information with respect to the stock option plan's activity is as follows:

	Shares Available for Options	Shares Subject to Outstanding Options
December 31, 1999	17,500	265,000
Granted	--	--
Expired	80,500	(80,500)
Exercised	--	(6,500)
December 31, 2000	98,000	178,000
Granted	--	--
Exercised	--	--
December 31, 2001	98,000	178,000
Granted	--	--
Cancelled	2,500	(2,500)
Exercised	--	--
December 31, 2002	100,500	175,500

Information with respect to the options outstanding and exercisable at December 31, 2002, is as follows:

Number of shares	Exercise Price	Expiration Date
87,500	2.37	May 2007
88,000	2.31	December 2007
175,500		

The average exercise price is $2.34 for options outstanding and exercisable at December 31, 2002.

G. STOCK OPTION AND PROFIT-SHARING PLANS (Continued):

Profit-sharing Plan
The Company has a 401(k) profit sharing plan that covers all employees with one year of service who elect to enter the plan. Effective July 1, 1997, the Company amended the plan to provide for employee contributions. Employees may elect to contribute amounts subject to IRS and plan limitations. The Company contributes an amount equal to each employee's contribution up to a maximum of 5% of the employee's compensation. The Company may also make additional discretionary contributions to the plan. The Company's total contributions to the plan, matching and discretionary, for the years ended December 31, 2002, 2001 and 2000 were $26,019, $24,614 and $36,474, respectively.

H. CONTINGENCIES:

The bankruptcy trustee of a former leonardite customer has sued the Company for a total amount of approximately $160,000. The suit alleges that the Company received preferential transfers from the leonardite customer within 90 days of the customer's bankruptcy petition filed in November 2000. The Company intends to either pursue a settlement of the suit for substantially less than $160,000 or defend its position that the payments it received were not preferential transfers but rather were payments on account that were received in the normal course of business and, therefore, should not be repaid to the trustee. As of December 31, 2002, the Company has recorded a liability of $50,000 with respect to this matter.

All of the Company's operations are generally subject to federal, state or local environmental regulations. The Company's oil and gas business segment is affected particularly by those environmental regulations concerned with the disposal of produced oilfield brines and other wastes. The Company's leonardite mining and processing segment is subject to numerous state and federal environmental regulations, particularly those concerned with air quality at the Company's processing plant, and surface mining permit and reclamation regulations. The amount of future environmental compliance costs cannot be determined at this time.

I. OFFICE FACILITIES:

In 1991, the Company purchased an office building, one-half of which it occupies. The building is included in other property and equipment in the accompanying consolidated balance sheets and consists of the following at December 31, 2002 and 2001:

	2002	2001
Building and improvements	$ 163,834	$ 163,834
Accumulated depreciation	(96,519)	(88,327)
	$ 67,315	$ 75,507

I. OFFICE FACILITIES (Continued):

The Company leases the remainder of the building to unaffiliated businesses under cancelable lease agreements. During 2002, 2001 and 2000, the Company received $19,050, $20,675, and $20,500, respectively, in rental income from the building that is included in other income in the accompanying statements of operations.

J. FINANCIAL INSTRUMENTS:

The carrying amounts reflected in the consolidated balance sheets for cash and equivalents, short-term receivables and short-term payables approximate their fair value due to the short maturity of the instruments. The carrying value of long-term debt approximates fair value based on the variable nature of the interest rates.

K. RELATED PARTY TRANSACTIONS:

During 2002, WSDC incurred rent expense of $9,500 to its President and Vice-President under month-to-month leases for office and shop space. Also during 2002, WSDC incurred drilling rig repair expense of $1,650 and purchased a vehicle for $11,686 from a company owned by the Vice President. At December 31, 2002, the Company owed the President and Vice President $2,611.

L. FOURTH QUARTER ADJUSTMENTS:

During the fourth quarter of 2002, depletion, depreciation and amortization expense increased only $53,977 over the amount reported at September 30, 2002. This was primarily due to higher sustained oil prices that caused the Company's quantity of proved oil and gas reserves at December 31, 2002 to be greater than was estimated in previous quarters.

M. OIL AND GAS PRODUCING ACTIVITIES AND PROPERTIES:

Net capitalized costs related to the Company's oil and gas producing activities are summarized as follows as of December 31, 2002, 2001 and 2000:

	2002	2001	2000
Proved properties	$ 22,636,316	$ 21,594,355	$ 20,647,855
Unproved properties	251,714	239,067	119,517
Total	22,888,030	21,833,422	20,767,372
Less accumulated depreciation, depletion, amortization and impairment	(17,306,505)	(16,771,414)	(16,153,020)
Net capitalized costs	$ 5,581,525	$ 5,062,008	$ 4,614,352

M. OIL AND GAS PRODUCING ACTIVITIES AND PROPERTIES (Continued):

Costs incurred in oil and gas property acquisition, exploration and development activities, including capital expenditures are summarized as follows for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000
Property acquisition costs:			
Proved	$ 27,799	$ 31,138	$ 24,908
Unproved	38,858	135,148	75,209
Exploration costs	103,545	82,976	81,775
Development costs	884,406	816,788	777,845
	$ 1,054,608	$ 1,066,050	$ 959,737

The Company's results of operations from oil and gas producing activities (excluding corporate overhead and financing costs) are presented below for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000
Oil and gas sales	$ 2,980,228	$ 3,064,135	$ 4,436,278
Production costs	(1,619,049)	(1,856,159)	(1,659,260)
Depletion, depreciation and amortization	(535,091)	(618,394)	(552,294)
	826,088	589,582	2,224,724
Imputed income tax provision	--	--	(560,000)
	$ 826,088	$ 589,582	$ 1,664,724

Estimated Quantities of Proved Oil and Gas Reserves (Unaudited)

The reserve information presented below is based upon reports prepared by the independent petroleum engineering firm of Broschat Engineering and Management Services. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of mature producing oil and gas properties. Accordingly, these estimates are expected to change as future information becomes available.

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under economic and operating conditions existing as of the end of each respective year. The year-end selling price of oil and gas is one of the primary factors affecting the determination of proved reserve quantities which fluctuate directly with that price. The selling price of oil was significantly lower at December 31, 2001, than at December 31, 2002 or 2000.

M. OIL AND GAS PRODUCING ACTIVITIES AND PROPERTIES (Continued):

Estimated Quantities of Proved Oil and Gas Reserves (Unaudited) (Continued)
Presented below is a summary of the changes in estimated proved reserves of the Company, all of which are located in the United States, for the years ended December 31, 2002, 2001 and 2000:

	2002		2001		2000	
	Oil (bbl)	Gas (mcf)	Oil (bbl)	Gas (mcf)	Oil (bbl)	Gas (mcf)
Proved reserves, beginning of year	2,098,000	350,000	2,487,000	545,000	2,566,000	257,000
Purchases of reserves-in-place	21,000	--	--	--	9,000	135,000
Sales of reserves -in-place	--	--	(1,000)	(72,000)	--	--
Extensions and discoveries	--	--	--	--	12,000	115,000
Improved recovery	136,000	--	--	--	--	--
Revisions of previous estimates	372,000	82,000	(238,000)	(112,000)	65,000	48,000
Production	(140,000)	(11,000)	(150,000)	(11,000)	(165,000)	(10,000)
Proved reserves, end of year	2,487,000	421,000	2,098,000	350,000	2,487,000	545,000

Proved developed oil and gas reserves are those expected to be recovered through existing wells with existing equipment and operating methods. Proved developed reserves of the Company are presented below as of December 31:

	Oil (bbl)	Gas (mcf)
2002	1,582,000	421,000
2001	1,330,000	350,000
2000	1,680,000	545,000

M. OIL AND GAS PRODUCING ACTIVITIES AND PROPERTIES (Continued):

Standardized Measure of Proved Oil and Gas Reserves (Unaudited)

Statement of Financial Accounting Standards No. 69 prescribes guidelines for computing a standardized measure of future net cash flows and changes therein relating to estimated proved reserves. The Company has followed these guidelines which are briefly discussed below. Future cash inflows and future production and development costs are determined by applying year-end selling prices and year-end production and development costs to the estimated quantities of oil and gas to be produced. The limitations inherent in the reserve quantity estimation process, as discussed previously, are equally applicable to the standardized measure computations since these estimates are the basis for the valuation process. Estimated future income taxes are computed using current statutory income tax rates including consideration for estimated future statutory depletion, depletion carryforwards, net operating loss carryforwards, and investment tax credit carryforwards. The resulting future net cash flows are reduced to present value amounts by applying a 10% annual discount factor.

The assumptions used to compute the standardized measure are those prescribed by the Financial Accounting Standards Board and, as such, do not necessarily reflect the Company's expectations of actual revenues or future net cash flows to be derived from those reserves nor their present worth.

Presented below is the standardized measure of discounted future net cash flows as of December 31, 2002, 2001 and 2000. As shown, the future cash inflows as of December 31, 2001, were significantly lower than at December 31, 2002 or 2000. This is primarily due to the low oil price in effect on December 31, 2001.

	2002	2001	2000
Future cash inflows	$ 65,178,000	$ 29,635,000	$ 62,757,000
Future production costs	(25,792,000)	(13,963,000)	(22,865,000)
Future development costs	(4,408,000)	(3,958,000)	(4,037,000)
Future income tax expense	(9,457,000)	(2,114,000)	(10,220,000)
Future net cash flows	25,521,000	9,600,000	25,635,000
Less effect of a 10% discount factor	(11,063,000)	(4,120,000)	(10,613,000)
Standardized measure of discounted future net cash flows relating to proved reserves	$ 14,458,000	$ 5,480,000	$ 15,022,000

M. OIL AND GAS PRODUCING ACTIVITIES AND PROPERTIES (Continued):

Standardized Measure of Proved Oil and Gas Reserves (Unaudited) (Continued)
The principal sources of change in the standardized measure of discounted future net cash flows are as follows for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000
Standardized measure, beginning of year	$ 5,480,000	$ 15,022,000	$ 13,728,000
Sales of oil and gas produced, net of production costs	(1,361,000)	(1,208,000)	(2,777,000)
Net changes in prices and production costs	9,621,000	(12,192,000)	2,898,000
Purchases of reserves-in-place	180,000	--	283,000
Sales of reserves-in-place	--	(54,000)	--
Extensions, discoveries and other additions, less related costs	1,190,000	--	286,000
Revisions of previous quantity estimates and other	3,337,000	(1,240,000)	389,000
Development costs incurred during the year and changes in estimated future development costs	(235,000)	45,000	(175,000)
Accretion of discount	406,000	480,000	1,428,000
Net change in income taxes	(4,160,000)	4,627,000	(1,038,000)
Standardized measure, end of year	$ 14,458,000	$ 5,480,000	$ 15,022,000

Signatures

Pursuant to the requirements of Section 13 of the Exchange Act, the Registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GEORESOURCES, INC. (the "Registrant")

Dated: March 27, 2003

/s/ J. P. Vickers
J. P. Vickers, President

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

(Power of Attorney)

Each person whose signature appears below constitutes and appoints J. P. VICKERS and DENNIS HOFFELT his true and lawful attorneys-in-fact and agents, each acting alone, with full power of stead, in any and all capacities, to sign any or all amendments to this Annual Report on Form 10-KSB and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Signatures	Title	Date
/s/ J. P. Vickers J. P. Vickers	President (principal executive officer and principal financial officer) and Director	3/27/03
/s/ Cathy Kruse Cathy Kruse	Secretary and Director	3/27/03
/s/ Dennis Hoffelt Dennis Hoffelt	Director	3/27/03
/s/ Paul A. Krile Paul A. Krile	Director	3/27/03
/s/ Duane Ashley Duane Ashley	Director	3/27/03

Notes

OFFICERS & DIRECTORS

J.P. Vickers
Director & President
Williston, North Dakota

Jeffrey B. Jennings
VP, Land & Finance
Williston, North Dakota

Cathy Kruse
Director & Secretary
Williston, North Dakota

Connie R. Hval
Treasurer
Williston, North Dakota

H. Dennis Hoffelt
Director, Audit Committee
Williston, North Dakota

Paul A. Krile
Director, Audit Committee
President & Owner
Ranco Fertiservice
Sioux Rapids, Iowa

Duane Ashley
Director, Audit Committee
Senior Salesman
Graco Fishing and Rental Tools, Inc.
Williston, North Dakota

LEGAL COUNSEL

Jones & Keller
Denver, Colorado

AUDITORS

Richey, May & Co., LLP
Englewood, Colorado

CORPORATE OFFICE

1407 West Dakota Parkway, Suite 1-B
P.O. Box 1505
Williston, North Dakota 58802-1505
Phone (701) 572-2020
Fax (701) 572-0277
E-mail ir@geoi.net
www.geoi.net

TRANSFER AGENT

For information regarding change of address or other information regarding your stockholder account, please contact our transfer agent directly:
Wells Fargo Bank Minnesota, N.A.
Shareowner Services
P.O. Box 64854
St. Paul, Minnesota 55164-0854
1-800-468-9716

STOCK TRADED

Our Common Stock trades on the Nasdaq SmallCap Market tier of the Nasdaq Stock Market under the symbol GEOI.

SECURITY MARKET MAKERS

The following investment securities firms made a market in our Common Stock during 2002:

Archipelago, L.L.C., Chicago, IL
Cincinnati Stock Exchange, Cincinnati, OH
Goldman Sachs & Co., New York, NY
Herzog, Heinz, Geduld, Inc., Jersey City, NJ
Island System Corporation, New York, NY
Knight Securities L.P., New York, NY
Morgan, Keegan, Inc., Birmingham, AL
Schwab Capital Markets, Jersey City, NJ
Spear, Leeds & Kellogg, Jersey City, NJ
The Brut ECN, LLC, Ridgefield, NJ

FORWARD LOOKING INFORMATION

Information herein contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by words such as "may," "expect," "anticipate," "estimate," or "continue," or comparable words. In addition, all statements other than statements of historical facts that address activities that the Company expects or anticipates will or may occur in the future are forward-looking statements. Readers are encouraged to read the SEC reports of the Company, particularly its Form 10-KSB for the Fiscal Year Ended December 31, 2002, for meaningful cautionary language disclosure.



GeoResources, Inc.
1407 West Dakota Parkway
Suite 1-B
P.O. Box 1505
Williston, North Dakota 58802
(701) 572-2020
www.geoi.net